Exhibit 99.1

Business Overview of NaaS

NaaS is one of the largest and fastest growing EV charging service providers in China. The vision of NaaS is to power the world with carbon neutral energy. NaaS’ EV charging services began in 2019, and it has established and maintains the largest EV charging network in China in terms of the charging volume transacted through its charging network for third-party charging station operators, and the number of public DCFCs (meaning direct current fast charger with 30kW power output or more) connected to its network, according to CIC. NaaS believes it is capable of maintaining its leadership position in the booming Chinese market and it is well positioned to capitalize on its sustainable first mover advantages and success in China to become a global leader in EV charging services.

NaaS has adopted an asset-light business model that allows for accelerated expansion and growth. It offers a comprehensive suite of EV charging solutions that mainly serve charging station operators, charger manufacturers, EV OEMs and end-users, and also benefits other stakeholders along the EV charging industry value chain:

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Online EV Charging Solutions. NaaS provides an integrated set of online solutions primarily to charging station operators. NaaS offers effective mobility connectivity services that boost the visibility of charging stations and charging piles and connect end-users with suitable charging infrastructure through different traffic channels. NaaS also provides other online solutions, including SaaS products that digitalize and upgrade key aspects of the operations and the management of charging stations.

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Offline EV Charging Solutions. NaaS offers a wide range of offline services that simplify the daily operations of charging station operators, ranging from hardware procurement, electricity procurement, station maintenance, to customer support and more. It also provides end-to-end supply chain services to station operators, and has proven to be an effective marketing and distribution channel for its partner charger manufacturers, through which hardware sales are made.

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Non-Charging Services. NaaS has pioneered the introduction of non-charging services (such as food and beverage services) to station operators to help them generate diversified revenue streams, creating a new charging experience for end-users.

As of December 31, 2021, NaaS’ charging solutions had benefited more than 800 charging station operators and over 20,000 charging stations, and had fulfilled the charging need of 1.9 million end-users. NaaS has established and is maintaining the largest charging network in China in terms of the number of public DCFCs connected to its network, according to CIC. More than 70% of the chargers accessible on its network are DCFCs. More than 1,232GWh of charging volume was transacted through NaaS’ network in 2021, representing 18% of all charging volume completed through public chargers in China in 2021, according to CIC. As of December 31, 2021, NaaS’ connected chargers had penetrated 288 cities and it recorded a DCFC coverage rate of 61.8% over all public DCFCs in China. The total value of all charging pile sold through NaaS’ network reached US$8 million in 2021.

Revenue Generation of NaaS

NaaS has achieved significant growth as shown in its financial results. Its gross revenues for the year ended December 31, 2021 were RMB160.9 million (US$25.3 million), representing a significant increase from gross revenues of RMB37.2 million for the year ended December 31, 2020.

	Years ended December 31,
	(in thousands)
	2020	2021
	RMB	RMB	US$
Revenues, Gross	37,206	160,916	25,251
Online EV Charging Solutions	36,498	153,246	24,048
Offline EV Charging Solutions	565	7,060	1,107
Non-Charging Solutions and Other Services	143	610	96
Incentive to end-users	(31,374)	(143,142)	(22,462)
Revenues, Net	5,832	17,774	2,789

Online EV charging solutions

NaaS offers effective mobility connectivity services through a platform to connect charging station operators and end-users and to facilitate the completion of successful EV charging. The performance obligations for NaaS is to present the charging stations and charging piles on the platform, and provide such information to end-users who visit the platform. End-users can select charging stations and charging piles on their own. Upon the completion of an EV charging order, NaaS recognizes the service income charged to the operators and end-users. NaaS provides services to both charging station operators and end-users pursuant to the relevant agreements, and NaaS performs its obligations vis-a-vis both parties during each transaction. Both charging stations and end-users are regarded as customers of NaaS’ platform services.

NaaS has determined that it acts as an agent in providing online EV charging solutions services as (i) NaaS does not obtain control of the services prior to its transfer to the end-user, (ii) NaaS does not direct charging stations to perform the service on NaaS’ behalf, (iii) NaaS is not primarily responsible for charging services provided to end-users, nor does the NaaS have any inventory risk related to these services, and (iv) while NaaS facilitates the setting of the price for charging services, charging stations and end-users have the ultimate discretion in accepting the transaction price and this indicator alone does not result in control of the services provided to end-users.

NaaS also provides other online solutions, such as software as a service (“SaaS”) to charging stations to improve their digitalization and the management.

Offline EV charging solutions

NaaS offers offline services to charging station operators related to their operations, including operation of EV charging station, hardware procurement, and electricity procurement.

In case NaaS leases certain EV charging stations and operates the EV charging stations at its own discretion, NaaS has determined that it acts as a principal in the services as NaaS is primarily responsible for providing the EV charging service to end-users. NaaS provides charging services to orders received, and NaaS has full discretion in establishing service fee rates for the charging services provided to customers. EV charging fee includes electricity bills and charging service fees. EV charging service fees received/receivable by NaaS under such instances are recognized as revenue on a gross basis when the service is rendered. The electricity bills received will be remitted to the electricity providers and are recorded as a deduction from prepayment made to the electricity providers.

For hardware procurement services, NaaS procures charger piles at bulk purchase prices from charger manufacturers and re-sells these charger piles to charging station operators at discounted prices. NaaS has the discretion in setting the sale prices, but NaaS does not control the hardware during the transactions since the orders are made on demand basis to the charger manufacturers. For electricity procurement, NaaS negotiates with the State Grid for favorable prices and charges charging station operators a take rate on the procurement value while NaaS does not control the electricity before the service is delivered. Therefore, NaaS recognizes revenue of hardware procurement and electricity procurement on a net basis upon the completion of the transactions.

Non-charging solutions and other services

NaaS provides charging station operators with additional retail services and other amenities and ancillary services. NaaS charges commission fees based on the value of the facility and the merchandise supplied to charging station operators. Revenues for such services are recognized when NaaS satisfies the performance obligations under the service contracts.

Incentives

NaaS offers discounts and promotions to end-users to encourage use of its services. NaaS records such incentives to end-users as reduction of revenue, to the extent of the revenue collected from the customers. In certain transactions, the incentives offered to the end-users exceed the revenue generated from the same transaction. The excess payment is presented as selling and marketing expense instead of negative revenue, because the payment does not relate to any other contracts (including past contracts or anticipated future contracts) with the customers.

Selected Financial Information about NaaS

Gross revenues

Total gross revenues increased significantly from RMB37.2 million in 2020 to RMB160.9 million (US$25.3 million) in 2021, primarily due to the rapid growth of NaaS’ online and offline EV charging solutions.

Net revenues

Total net revenues increased from RMB5.8 million in 2020 to RMB17.8 million (US$2.8 million) in 2021, primarily due to the increase of NaaS’ revenue generated from its online and offline EV charging solutions as partially offset by a corresponding increase in incentives, such as discounts and promotions, offered to end-users.

Total operating costs

Total operating costs increased significantly from RMB88.0 million in 2020 to RMB267.6 million (US$42.0 million) in 2021, mainly because of the substantial increase in selling and marketing expenses to expand NaaS’ end-user base and increase platform order volumes.

Net Loss before income tax

NaaS incurred net loss before income tax of RMB251.9 million (US$39.5 million) in 2021, as compared with net loss of RMB82.1 million in 2020, primarily because of the significant increase in its selling and marketing expenses.

Net loss for the year

As a result of the foregoing, NaaS recorded loss for the year of RMB252.3 million (US$39.6 million) in 2021, compared to loss of RMB82.2 million in 2020.

Cash and cash equivalents

As of December 31, 2021, NaaS had RMB8.7 million (US$1.4 million) in cash and cash equivalents.

Recent Financing

In January 2022, NaaS issued 9,923,135 Series A preference shares to a group of investors at a price of US$8.8 per share, for a total cash consideration of US$87.3 million (RMB556.3 million).

The selected financial data of NaaS as contained in this exhibit is derived from NaaS’ audited combined financial statements for the years ended and as of December 31, 2020 and 2021 as furnished with the report on Form 6-K as Exhibit 99.2. You should read this selected financial data together with NaaS’ combined financial statements and the related notes.

Unless otherwise stated, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.3726 to US$1.00, which was the certified noon buying rate in effect as of December 30, 2021, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The certified noon buying rate in effect as of May 20, 2022 was RMB6.6921 to US$1.00.